Exhibit 5.01

[Davis Polk & Wardwell Letterhead]

May 15, 2007

Oracle Corporation

500 Oracle Parkway

Redwood City, CA 94065

Dear Ladies and Gentlemen:

We have acted as counsel for Oracle Corporation, a Delaware corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement,” Registration No. 333-142796) filed on May 10, 2007 with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), for the registration of the sale of securities of the Company, including debt securities, which Registration Statement became automatically effective upon filing.

We have also acted as counsel to the Company in connection with the Company’s offering of $1,000,000,000 principal amount of Floating Rate Notes due May 14, 2009 and $1,000,000,000 principal amount of Floating Rate Notes due May 14, 2010 (collectively, the “Notes”) in an underwritten public offering pursuant to an underwriting agreement (the “Underwriting Agreement”) dated May 10, 2007 between the Company and J.P. Morgan Securities Inc. (the “Underwriter”). The Notes are to be issued pursuant to an indenture dated as of January 13, 2006 (the “Base Indenture”) by and among the Company (formerly known as Ozark Holding Inc.), Oracle Systems Corporation (formerly known as Oracle Corporation) and Citibank, N.A. (the “Original Trustee”), as amended by the First Supplemental Indenture dated as of May 9, 2007 (together with the Base Indenture, the “Indenture”) by and among the Company, the Original Trustee and The Bank of New York Trust Company, N.A., as trustee for any and all securities issued under the Indenture subsequent to the date of such amendment (the “Trustee”).

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriter in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

Oracle Corporation	2	May 15, 2007

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on May 15, 2007. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell